UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 20, 2013

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to             .

Commission file number 001-10533

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALCANCORP HOURLY EMPLOYEES’ SAVINGS PLAN

B.            Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rio Tinto plc

5 Aldermanbury Square

London EC2V 7HR

United Kingdom

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALCANCORP HOURLY EMPLOYEES’ SAVINGS PLAN

By:	/s/ Matt Totsch
Name: Matt Totsch
General Manager Human Resources & HSE—Rio Tinto Minerals
Chairman—Rio Tinto America Inc. Benefits Governance Committee

Date: June 24, 2014

Alcancorp Hourly Employees’

Savings Plan

Financial Report

December 20, 2013

Report of Independent Registered Public Accounting Firm

To the Rio Tinto America Benefit Governance Committee

Alcancorp Hourly Employees’ Savings Plan

South Jordan, Utah

We have audited the accompanying statements of net assets available for benefits of Alcancorp Hourly Employees’ Savings Plan (the Plan) as of December 20, 2013, and December 31, 2012, and the related statement of changes in net assets available for benefits for the period January 1, 2013, through December 20, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 20, 2013, and December 31, 2012, and the changes in net assets available for benefits for the period January 1, 2013, through December 20, 2013, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 9 to the financial statements, the Plan was frozen effective May 31, 2013, and then merged into the Rio Tinto Alcan 401(k) Savings Plan for Former Employees effective December 20, 2013.

/s/ McGladrey LLP

Minneapolis, Minnesota

June 23, 2014

Alcancorp Hourly Employees’ Savings Plan

Statements of Net Assets Available for Benefits

December 20, 2013 and December 31, 2012

(Note 9)	2013	2012
Investments at fair value (Notes 4 and 5):
Plan interest in Rio Tinto America Inc. Savings Plan Trust	$—	$21,109,165

Notes from participants (Note 2)	—	996,805

Net assets available for benefits, at fair value	—	22,105,970

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 3)	—	(353,974)
Net assets available for benefits	$—	$21,751,996

See Notes to Financial Statements.

Alcancorp Hourly Employees’ Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Period January 1, 2013 through December 20, 2013

Investment results (Note 4):
Plan interest in Rio Tinto America Inc. Savings Plan Trust’s investment income	$1,748,518

Interest income on notes from participants	3,303

Contributions:
Participants	457,538
Participant rollovers	58
Total contributions	457,596

Benefits paid to participants	(18,863,779)

Net decrease before transfers	(16,654,362)

Transfers to the Rio Tinto Alcan 401(k) Savings Plan for Former Employees (Note 9)	(5,097,634)
Net decrease after transfers	(21,751,996)

Net assets available for benefits:
Beginning of the period	21,751,996
End of the period	$—

See Notes to Financial Statements.

Alcancorp Hourly Employees’ Savings Plan

Notes to Financial Statements

Note 1.                                 Description of the Plan

The following description of the Alcancorp Hourly Employees’ Savings Plan (the Plan) provides only general information. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.

General: The Plan was a defined contribution plan covering all full-time hourly employees of Alcan Corporation’s (the Company) Sebree division. Covered employees were eligible to join the Plan upon date of hire. Part-time employees were eligible upon completion of one year of service. See Note 9 for discussion of the Plan’s freeze and merger events during the period January 1, 2013, through December 20, 2013.

The Company is an indirect wholly owned subsidiary of Rio Tinto plc (the Parent). The Plan appointed State Street Bank & Trust Company (State Street) to be the trustee of the Plan. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan was part of Rio Tinto America Inc. Savings Plan Trust (the Master Trust), for the period January 1, 2013, through December 20, 2013, and as of and for the year ended December 31, 2012, whose assets are held with State Street. The Master Trust was established, to hold qualified defined contribution investments assets of the Plan and certain other benefit plans sponsored by Rio Tinto America Inc. and its subsidiaries.

Contributions: Prior to May 31, 2013, participants could elect, under a salary reduction agreement, at any time to contribute to the Plan an amount up to 50 percent of their eligible compensation on a before-tax basis, an after-tax basis or any combination of the two, through payroll deductions. Contributions were limited by the Internal Revenue Code (IRC), which established a maximum contribution of $17,500 ($23,000 for participants over age 50) for the period January 1, 2013, through December 31, 2013. In addition, employees could also elect to contribute all or a portion of their special compensation on a before-tax basis, subject to IRC limitations.

Participant accounts: Each participant’s account was credited with the participant’s contributions and an allocation of plan earnings. Participant accounts were charged with an allocation of administrative expenses that were paid by the Plan. Allocations were based on participant earnings, account balances or specific transactions, as defined. The benefit to which a participant was entitled was the benefit that could be provided from the participant’s vested account.

Participant-directed options for investments: Participants had the option to allocate plan contributions among several investment options, including common stock of the Parent in the form of a unitized fund with American Depositary Receipts (ADRs). All choices varied in types of investments, rates of return and investment risk. Participants could elect to have all or part of their account balances and future contributions invested in one fund, transferred to another fund, or in any combination.

Participants also had the option to invest in managed funds that were weighted based on the participant’s retirement date. The funds assumed participants would retire upon reaching age 65 and invested in collective trust funds.

Vesting: Participants were immediately vested in their respective accounts (see Note 9).

Alcancorp Hourly Employees’ Savings Plan

Notes to Financial Statements

Payment of Benefits: Participants could request two withdrawals per year from the Plan; however, the Plan required that withdrawals be made in the following order of priority:

a.              any after-tax portion of the employee contributions and their earnings

b.              any rollover contributions and their earnings

c.               any vested portion of the Basic Contribution in the Plan more than two years and their earnings

d.              at age 59½ or over, any Basic Contribution in the Plan less than two years, any Special Contribution and any before-tax portion of the Employee Contribution and their earnings

Participants who had retired or had been terminated with more than $5,000 in the Plan could leave their funds in the Plan until April 1 following the year they reach age 70½ and could elect to make up to 12 withdrawals from the Plan per year. If the value of the vested portion of a participant’s account was less than $5,000, final payment could not be deferred, and the vested portion of the account was distributed in a lump-sum payment as soon as practicable. Upon termination, retirement, death or becoming permanently disabled, participants with an account balance of $1,000 or more, or their beneficiaries, could elect to receive lump-sum distributions, annuity payments or rollover distributions in an amount equal to the value of the participants’ vested interests in their accounts. If a participant terminated employment, and the participant’s account balance was less than $1,000, the Plan Administrator would authorize the benefit payment in a single lump sum, without the participant’s consent.

Notes from participants: Participants could borrow from their total account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant’s total vested account balance. Note terms ranged from six months to five years or up to 20 years for the purchase of a primary residence. The applicable rate of interest was the prime rate plus two percent at the beginning of the last month preceding the calendar quarter in which the note was approved. Principal and interest were paid ratably through payroll deductions.

Forfeitures: Forfeitures were used to reduce future Company contributions or to pay administrative expenses of the Plan.

Note 2.                                 Summary of Significant Accounting Policies

Basis of presentation: The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America required plan management to make estimates and assumptions that could affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities and changes therein, at the date of the financial statements, and additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties: The Plan invested in various investment securities. Investment securities were exposed to various risks, such as interest rate, market, currency exchange rate and credit risks. Due to the level of risk associated with certain investment securities, it was reasonably possible that changes in the values of investment securities would occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Alcancorp Hourly Employees’ Savings Plan

Notes to Financial Statements

Investment valuation and income recognition: Investments were reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Rio Tinto America Inc. Savings Plan Investment Committee determined the Plan’s valuation policies, utilizing information provided by the investment advisers and Plan Trustee. See Note 5 for discussion of fair value measurements.

Interest income was recorded on the accrual basis, and dividends were recorded on the ex-dividend date. Net appreciation (depreciation) included gains and losses on investments bought and sold, as well as held, during the year. Realized gains and losses related to sales of investments were recorded on a trade-date basis. Investment income and expenses were allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Payment of benefits: Benefits are recorded when paid by the Plan.

Administrative expenses: The Company paid the majority of the costs and expenses incurred in administering the Plan. The Company provided accounting and other services for the Plan at no cost to the Plan.

The Master Trust has several fund managers that manage the investments held by the Plan. Fees for investment fund management services are included as a reduction of the return earned on each fund. In addition, during the year ended December 31, 2013, the Company paid all investment consulting fees related to these investment funds.

The fees related to transaction costs associated with the purchase or sale of Rio Tinto plc ADRs were paid by the participants.

Notes from participants: Notes from participants were measured at their unpaid principal balance plus any accrued but unpaid interest. Default notes from participants were recorded as a distribution based on the terms of the plan document.

Accounting guidance requires that participant loans be classified as notes from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued interest. Notes from participants were classified as an investment asset for Form 5500 reporting purposes.

Subsequent events: The Plan Administrator has evaluated subsequent events through the date the financial statements were issued.

Note 3.                                 Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The 2012 statement of net assets available for benefits presented the fair value of the investment contracts as well as the adjustment of the Plan’s interest in the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits was prepared on a contract-value basis for fully benefit-responsive investment contracts.

Alcancorp Hourly Employees’ Savings Plan

Notes to Financial Statements

Note 4.                                 Plan Interest in the Rio Tinto America Inc. Savings Plan Trust

The Plan’s investments held during the period January 1, 2013, through December 20, 2013, and at December 31, 2012, were included in the investments of the Master Trust. Each participating retirement plan has a divided interest in the Master Trust. The value of the Plan’s interest in the Master Trust was based on the beginning-of-year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income (loss) less actual distributions, and allocated administrative expenses. Investment income (loss), investment management fees and other direct expenses relating to the Master Trust are allocated to individual plans based on the average daily balances. The Plan held no interest in the Master Trust at December 20, 2013. At December 31, 2012, the Plan’s interest in the Master Trust was 3.1 percent. The Master Trust also includes the investment assets and/or changes in investment assets of the following retirement plans:

•                  Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

•                  Kennecott Utah Copper 401(k) Savings Plan for Represented Hourly Employees

•                  U.S. Borax Inc. 401(k) Savings and Retirement Contribution Plan for Represented Hourly Employees

•                  Rio Tinto Alcan 401(k) Savings Plan for Former Employees

•                  Alcancorp Employees’ Savings Plan

The following is a summary of the Master Trust assets, the Plan’s divided interest in the assets of the Master Trust, and the Plan’s divided interest percentage ownership of the Master Trust assets as of December 31, 2012:

	December 31, 2012
			Plan’s Percent
	Master Trust	Plan’s Interest	Interest in
	Assets	in Master Trust	Master Trust
Investments at fair value:
Mutual funds	$321,715,507	$7,804,344	2.5
Stable value fund	194,572,398	9,632,251	5.0
Collective trust funds	125,736,983	3,424,327	2.7
Rio Tinto plc common stock ADRs	52,737,988	19,138	0.1
Interest-bearing cash	5,474,520	229,105	4.2
Net assets available for benefits, at fair value	700,237,396	21,109,165	3.1

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(7,150,299)	(353,974)	5.0
Net assets available for benefits	$693,087,097	$20,755,191	3.1

During 2013, the Master Trust’s investments (including investments bought and sold, as well as held during the year) appreciated as follows:

Net appreciation (depreciation) in fair value of investments:
Mutual funds	$64,807,651
Collective trust funds	21,136,450
Rio Tinto plc common stock ADRs	(2,086,587)
Net appreciation in fair value of investments	$83,857,514

Alcancorp Hourly Employees’ Savings Plan

Notes to Financial Statements

The following are changes in net assets for the Master Trust for the year ended December 31, 2013:

Investment results:
Net appreciation in fair value of investments	$83,857,514
Interest and dividends	20,007,366
Net investment results	103,864,880

Net transfers	(81,392,583)
Administrative expenses	(669,903)
Increase in net assets	21,802,394

Net assets:
Beginning of year	693,087,097
End of year	$714,889,491

The Plan held no investments in the Master Trust at December 20, 2013. The following table presents the investments that represented 5 percent or more of the Master Trust’s net assets and the Plan’s share of investments in the Master Trust that represented 5 percent or more of the Plan’s net assets as of December 31, 2012:

	December 31, 2012
	Master Trust	Plan

Invesco Stable Value Trust	$194,572,398	$9,632,251
Vanguard Institutional Index; Class I Shares	54,743,013	3,705,974
Rio Tinto plc common stock ADRs	52,737,988	*
PIMCO Total Return Fund; Institutional Shares	48,447,090	*
SSgA S&P 500 Index Fund; Class N Shares	45,056,176	1,173,836
Dodge & Cox Stock Fund	44,236,592	*
ICM Small Company Fund	*	1,312,051

*Investment did not exceed 5 percent of the Master Trust’s or Plan’s net assets.

Note 5.                                 Fair Value Measurements

Accounting guidance provides the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1:        Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:        Inputs to the valuation methodology include quoted market prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Alcancorp Hourly Employees’ Savings Plan

Notes to Financial Statements

Level 3:        Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2012.

Mutual funds: Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Master Trust are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Master Trust are deemed to be actively traded.

Stable value fund: The stable value fund is valued based upon the per share NAV of the underlying securities. Underlying short-term securities are valued at amortized cost if maturity is 60 days or less at the time of purchase, or market value if maturity is greater than 60 days. Underlying investments in collective trusts are valued at the respective NAV as reported by such trusts. Underlying debt securities are valued on the basis of valuations provided by independent pricing services, or obtained from dealers making a market for such securities when independent pricing service valuations are not available.

Collective trust funds: The collective trust funds are valued at the underlying NAV per unit, which is based on the fair values of the underlying funds, using a market approach. Underlying equity investments for which market quotations are readily available are reported at the last reported sale price on their principal exchange, market or system on valuation date, or official close price of certain markets. If no sales are reported for that day, investments are valued at the last published sales price, the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the trustee of the fund. Underlying short-term investments are stated at amortized cost, which approximates fair value. Underlying registered investment companies or collective investment funds are valued at their respective NAV. Underlying fixed-income investments are valued based on the basis of valuations furnished by independent pricing services. In the event current market prices or quotations are not readily available or deemed unreliable by the fund trustee, the fair value of the underlying fund will be determined in good faith by the fund trustee, using alternative fair valuation methods.

Rio Tinto plc common stock ADRs: Rio Tinto plc common stock ADRs are valued at the closing price reported on the active market on which individual securities are traded.

Interest-bearing cash: Interest-bearing cash is valued at cost plus accrued income, which approximates fair value measured by similar assets in active markets.

Alcancorp Hourly Employees’ Savings Plan

Notes to Financial Statements

The following table sets forth, by level within the fair value hierarchy, the Master Trust’s fair value measurements at December 31, 2012:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$133,659,931	$—	$—	$133,659,931
Mid cap	34,764,146	—	—	34,764,146
Small cap	33,452,050	—	—	33,452,050
International	41,367,018	—	—	41,367,018
Bond investments	78,472,362	—	—	78,472,362
Stable value fund	—	194,572,398	—	194,572,398
Collective trust funds:
Bond investments	—	31,378,192	—	31,378,192
Commodities futures market	—	3,507,864	—	3,507,864
Foreign	—	23,288,813	—	23,288,813
Large cap	—	45,056,176	—	45,056,176
Real estate	—	2,919,632	—	2,919,632
Small-mid cap	—	15,086,170	—	15,086,170
U.S. fixed-income securities	—	3,116,019	—	3,116,019
U.S. money market securities	—	1,384,117	—	1,384,117
Rio Tinto plc common stock ADRs	52,737,988	—	—	52,737,988
Interest-bearing cash	5,474,520	—	—	5,474,520
	$379,928,015	$320,309,381	$—	$700,237,396

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Master Trust evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. There were no transfers between levels since December 31, 2012, and during the period January 1, 2013, through December 20, 2013.

The Master Trust follows guidance on how entities should estimate fair value of certain alternative investments. The fair value of investments within the scope of the guidance can be determined using NAV per share as a practical expedient, when fair value is not readily determinable, unless it is probable the investment will be sold at something other than NAV.

Alcancorp Hourly Employees’ Savings Plan

Notes to Financial Statements

The following table includes categories of investments within the Master Trust where NAV is available as a practical expedient:

	Fair Value as of
	December 31,	Redemption	Redemption
	2012	Frequency	Notice Period
Stable value fund:
Invesco stable value fund (a)	$194,572,398	Daily	None
Collective trust funds:
Bond investments (b)	31,378,192	Daily*	None
Commodities futures market (c)	3,507,864	Daily*	None
Foreign (d)	23,288,813	Daily*	None
Large cap (e)	45,056,176	Daily*	None
Real estate (f)	2,919,632	Daily*	None
Small-mid cap (g)	15,086,170	Daily*	None
U.S. fixed-income securities (h)	3,116,019	Daily*	None
U.S. money market securities (i)	1,384,117	Daily*	None

*The fund trustee, in its sole discretion, reserves the right to value any contributions or withdrawals as of the next succeeding valuation date or another date as the fund trustee deems appropriate.

There are no unfunded commitments related to the categories of investments where NAV is available as a practical expedient.

(a)         The fund seeks preservation of principal and to provide interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity.

(b)         The fund seeks investment returns that approximate as closely as practicable, before expenses, the performance of a U.S. bond index over the long term.

(c)          The fund seeks investment returns that approximate as closely as practicable, before expenses, the performance of the Dow Jones-UBS Commodity Total Return IndexSM over the long term.

(d)        The fund seeks investment returns that approximate as closely as practicable, before expenses, the performance of the MSCI ACWI ex-USA IMI Index over the long term.

(e)          The fund seeks investment returns that approximate as closely as practicable, before expenses, the performance of the S&P 500 over the long term.

(f)           The fund seeks investment returns that approximate as closely as practicable, before expenses, the performance of the FTSE EPRA/NAREIT Developed Liquid Index over the long term.

(g)          The fund seeks investment returns that approximate as closely as practicable, before expenses, the performance of the Russell Small Cap Completeness Index over the long term.

(h)         The fund seeks investment returns that approximate as closely as practicable, before expenses, the performance of the Barclays U.S. 1-3 Year Government/Credit Bond Index over the long term.

(i)             The fund seeks to maximize current income, to the extent consistent with the preservation of capital and liquidity and the maintenance of a stable $1.00 per share NAV, by investing in U.S. dollar-denominated money market securities.

Alcancorp Hourly Employees’ Savings Plan

Notes to Financial Statements

Note 6.                                 Parties-in-Interest Transactions

The Master Trust is managed by State Street. Therefore, transactions within the Master Trust qualify as party-in-interest transactions. The Master Trust also holds collective trust funds that are managed by State Street Global Advisors (SSgA), the investment management division of State Street. Fees paid by the Master Trust or Plan for investment management services to State Street or SSgA were included as a reduction of the return earned on each investment, as they are paid through revenue sharing, rather than a direct payment.

The Master Trust invests in Rio Tinto plc common stock ADRs. The Master Trust held 912,975 shares of Rio Tinto plc common stock ADRs at December 31, 2012, valued at $58.05.

During the period January 1, 2013, through December 20, 2013, the Plan had transactions with Xerox Business Services, LLC, the Plan’s record keeper, which are allowed by the Plan. These transactions qualified as party-in-interest transactions, which are exempt from prohibited transaction rules.

Note 7.                                 Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 7, 2012, that the Plan and related trust were designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan and the related trust are tax-exempt.

The Plan Administrator has evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years prior to 2010.

Note 8.                                 Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as presented in the financial statements to the Form 5500 as of December 20, 2013, and December 31, 2012:

	December 20,	December 31,
	2013	2012
Net assets available for benefits as presented in the financial statements	$—	$21,751,996
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	353,974
Net assets available for benefits as presented in the Form 5500	$—	$22,105,970

Alcancorp Hourly Employees’ Savings Plan

Notes to Financial Statements

The following is a reconciliation of the decrease in net assets available for benefits before transfers as presented in the financial statements to the Form 5500 for the period January 1, 2013, through December 20, 2013:

Net decrease in net assets available for benefits before transfers as presented in these financial statements	$(16,654,362)
Subtract adjustment from fair value to contract value for fully benefit-responsive investment contracts for 2012	(353,974)
Net decrease in net assets available for benefits before transfers as presented in Form 5500	$(17,008,336)

Note 9.                                 Plan Freeze and Merger

On May 31, 2013, the Company completed the sale of the Sebree division to Century Echo LLC. The Plan was frozen to new participants and contributions effective May 31, 2013, and all participants became 100 percent vested as of the closing date.

The Plan subsequently merged remaining accounts into the Rio Tinto Alcan 401(k) Savings Plan for Former Employees effective December 20, 2013. As a result, participants’ account balances totaling approximately $5,098,000, became participants’ account balances in the Rio Tinto Alcan 401(k) Savings Plan for Former Employees on December 20, 2013. There was no physical transfer of plan assets or changes in participants’ account balances, as the Plan was invested in the same master trust with the same investment options as the Rio Tinto Alcan 401(k) Savings Plan for Former Employees.

EXHIBIT INDEX

Exhibit
Number	Document

23.1	Consent of Independent Registered Public Accounting Firm